EXHIBIT 99.1

The Thomson Corporation
Metro Center, One Station Place	[THOMSON LOGO]
Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com

News Release

Media Contact:	Investor Contact:

Jason Stewart Vice President, Media Relations (203) 539-8339 jason.stewart@thomson.com	Frank Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

KENNETH R. THOMSON DIES AT AGE 82

TORONTO, Ontario, June 12, 2006 – Kenneth R. Thomson, former Chairman of the Board of The Thomson Corporation, and its controlling shareholder, died this morning at the age of 82 (DOB September 1, 1923).

Thomson became Chairman of the family’s business interests after the death of his father, Roy Thomson, in 1976. He became Chairman of The Thomson Corporation upon its formation in 1978. He retired as Chairman of Thomson in 2002 and was succeeded by his eldest son, David. He remained on the board of Thomson and Chairman of The Woodbridge Company Limited, the Thomson family private investment company.

“This is a very sad day for all of us at The Thomson Corporation,” said President and Chief Executive Officer Richard J. Harrington. “I had the special privilege of knowing Ken Thomson for 20 years. He was a remarkable man who did so much to build this business by constantly investing in the future. He was a strong leader whose energy and enthusiasm for Thomson was contagious. Anyone who met Ken was touched by his grace, charm and humility. He will be missed.”

“He was a tremendous source of support for our management team,” Harrington said. “We all want to express our sympathy to his wife, Marilyn, their children David, Taylor and Peter, and their grandchildren.”

At the time of his death, Ken Thomson controlled approximately 70% of Thomson’s outstanding common shares. That control remains with the Thomson family.

“We will miss his support and companionship terribly,” said David Thomson, Ken Thomson’s eldest son and Chairman of The Thomson Corporation. “All of my grandfather’s family are deeply grateful to my father for his wise stewardship of our family interests for more than 30 years. More importantly, he was a gentle and kind man who impressed everyone with whom he came in contact. He was much loved.”

W. Geoffrey Beattie, President of The Woodbridge Company Limited, the Thomson family private investment company, said that there was no intention on the part of the family to change its support for The Thomson Corporation. “Ken Thomson put the utmost importance on being a supportive shareholder of The Thomson Corporation,” Beattie said. “The plans which now come into effect will ensure that the Thomson family’s ownership position will be as solid, supportive and unified as ever before.”

A memorial service will be held on a date to be announced.

The Thomson Corporation

The Thomson Corporation (www.thomson.com), with 2005 revenues of approximately $8.5 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate e-learning and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 40,500 employees and provides services in approximately 130 countries. The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).